

Mail Stop 3720

September 18, 2017

David Nealy
Senior Director of External Reporting & Policy
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **Response Dated July 27, 2017**
> **File No. 001-06686**

Dear Mr. Nealy:

We have reviewed your July 27, 2017 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Operations, page 37

1.   We note your response to comment 4. Notwithstanding your view that all of your operating costs fall within the "cost of services" category, your income statement presentation should fully comply with Regulation S-X. Please revise to separately report cost of services in accordance with Rule 5-03(b)(2) of Regulation S-X and any other material expense line-items.

Note 12. Segment Information, page 68

2.   We note your response to comment 5. In connection with your IAN reportable segment, please provide us the following so that we may fully understand your segment aggregation policy:

- Tell us the brand names (agency groups) represented by A - J on page 9 of your response letter.
- Quantify for us the revenues and operating margins of each of the operating segments aggregated within the IAN reportable segment during each of the last 5 years and through the most recent interim period.
- Tell us the primary service offering of each of the operating segments within IAN.
- Explain to us your basis for assigning agencies to each operating segment.
- Explain to us your consideration of the differences in domestic and international customers.
- Explain the differences in domestic and international regulatory environments.
- With respect to each of your Global Networks, tell us the percentage of revenue that is contributed by domestic only agencies.
- Tell us why the primarily domestic Integrated Agencies tend to have slightly higher margins than Global Networks.
- Tell us why you expect convergence of the operating margins of the various operating segments within IAN over time. Explain what must transpire in order for there to be convergence and the timing of when this will occur.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications